Exhibit 99.1

DESCARTES ANNOUNCES RESULTS OF ANNUAL SHAREHOLDER MEETING

WATERLOO, Ontario — May 30, 2019 — The Descartes Systems Group Inc. announced that the following matters, as set out in more detail in its Management Information Circular dated April 30, 2019, were considered and voted on by shareholders at the annual meeting of shareholders held on Thursday, May 30th, 2019 in Cambridge, Ontario (the “Meeting”).

General

The total number of common shares of the Corporation represented in person or by proxy at the Meeting was 68,885,331 which represented 89.20% of the 77,222,956 common shares of the Corporation that were outstanding as of the Record Date for the Meeting, being, April 25, 2019.

Election of Directors

On a vote by ballot, each of the following 7 nominees proposed by management was elected as a director of Descartes:

Director Nominee	Number of Votes FOR	Number of Votes WITHHELD	Percentage of Total Votes FOR
David Beatson	67,175,727	636,767	99.06%
Deborah Close	67,749,922	62,572	99.91%
Eric Demirian	65,882,494	1,930,000	97.15%
Dennis Maple	67,712,630	99,864	99.86%
Jane O’Hagan	67,750,522	61,972	99.91%
Edward Ryan	67,750,087	62,407	99.91%
John Walker	67,729,937	82,557	99.88%

Appointment of Auditors

KPMG LLP, Chartered Professional Accountants and Licensed Public Accountants, were appointed as the auditors of the Corporation until the close of the next annual meeting of shareholders or until their successors are appointed.  Voting was conducted by a show of hands.

Number of Votes FOR	Number of Votes WITHHELD	Percentage of Total Votes FOR
68,802,885	81,146	99.88%

Say-On-Pay

On a vote by ballot, the “Say-On-Pay” resolution proposed by management of the Corporation was approved.

Number of Votes FOR	Number of Votes AGAINST	Percentage of Total Votes FOR
63,853,097	3,958,001	94.16%

About Descartes

Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and Twitter.

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Descartes Investor Contact:
Laurie McCauley (519) 746-6114 x202358
investor@descartes.com